

FAX TRANSMITTAL

May 4, 2009

Please deliver the following pages to:

Name:	**Mr. Robert Newman**
Company:	**The Newman Law Firm, PLLC**

Re:	**Smartheat, Inc.**
	Form S-1 Registration Statement

Fax No.:	(212) 202-6055
Tel. No.:	(212) 227-7422

Total Number of Pages, Including Cover Sheet: 2

Comment: Please see attached.

From: Dale Welcome
          Division of Corporation Finance

          Tel. No.: (202) 551-3865
          Fax No.: (703) 813-6968

If you do not receive all pages, please telephone the above number for assistance.

**Re: Smartheat, Inc.
         Form S-1 Registration Statement**

Please find below the additional comments to be addressed in your response letter to our previous comments set forth in our letter dated April 14, 2009.

Recent Developments, page 25

1.   We appreciate your response to prior comment one. Please revise your proposed disclosures to state when the damages will be recorded in your financial statements.

Financial Statements, page F-1
Note 1 – Organization and Description of Business - Revenue Recognition, page F-9

2.   We appreciate your response to prior comment two. Please revise your proposed disclosures to also address and discuss why 30% of the purchase price is due within a few months after customer acceptance depending on the actual terms negotiated with the customer. Please discuss the range of the actual terms negotiated with your customers and clarify the reasons for delayed payment.

3.   Based on your response to prior comment three, we note that you believe the after sales services you provide are essentially a warranty. However, it appears to us that your disclosures imply the free after sales services you provide are more extensive than a standard warranty. Please fully explain to us if and how these after sale services are specifically addressed and described in customer contracts. Also, in light of the fact that 40% of the purchase price for your products is not due for several months after customer acceptance, please address how you determined that the services you provide are inconsequential or perfunctory, specifically address each factor noted in SAB Topic 13A3c, questions 2 and 3.

4.   We appreciate your response to prior comment four; however, please demonstrate to us how you determined that the lack of a warranty accrual in your historical financial statements did not have a material impact on each period presented.